International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
September 30, 2006

(Unaudited)

C O N T E N T S
September 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2006 (FY 2006). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP); referred to in this document as the “reported basis”.

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, effective July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133. As a result, IBRD also recognizes at fair value debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No. 133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”(a)

On a current value basis the net loss for the three months ended September 30, 2006 was $329 million, an increase of $30 million from the same period in the previous fiscal year. The increase in the net loss was primarily due to the increase in Board of Governors-approved transfers and a lower release of provision for losses on loans and guarantees, partially offset by a favorable current value adjustment. For a detailed discussion on the key components contributing to the lower income, please refer to the Current Value Basis section.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its risk bearing capacity.

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to fixed non-U.S. dollar rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

(a).          For the purpose of this document, "net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended" result from IBRD's application of FAS 133 as amended.

This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the US dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 32.58% at September 30, 2006, from 31.14% at September 30, 2005 due to the combination of a reduction in IBRD’s loan portfolio and an increase in equity. The reduction in loans was as a result of the negative net disbursements for the period under comparision. The allocation to the General Reserve of $1,036 million from the FY 2006 net income increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Three Months Ended		Full Year
	September 30, 2006	September 30, 2005	June 30, 2006
Lending Summary
Commitments to member countries(a)	1,548	2,034	14,135
Gross Disbursements(b)	2,679	2,261	11,883
Net Disbursements(b)	(604)	(736)	(1,741)
Reported Basis
Operating Income	387	412	1,740
Board of Governors-approved Transfers	(870)	(610)	(650)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	712	(921)	(3,479)
Net Income (Loss)	229	(1,119)	(2,389)
Net Return on Average Interest-earning Assets(c)	1.21	1.25	1.34
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	0.71	(3.38)	(1.84)
Return on Equity(c)	4.33	4.79	5.05
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	2.46	(12.49)	(6.84)
Equity-to-Loans Ratio	33.17	31.65	32.96
Current Value Basis
Net (Loss) Income	(329)	(299)	640
of which current value adjustment	167	(104)	(446)
Net Return on Average Interest-earning Assets	(1.02)	(0.88)	0.49
Return on Equity	(3.70)	(3.45)	1.86
Equity-to-Loans Ratio	32.58	31.14	32.44

(a).       Commitments include guarantee commitments and guarantee facilities.

(b).       Amounts include transactions with International Finance Corporation and capitalized loan origination fees.

(c).        Before the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the three months ended September 30, 2006, are presented in Table 3.

A summary of the effects on net loss of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At September 30, 2006, the $1,443 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($881 million—June 30, 2006) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $562 million increase in the current value adjustment from June 30, 2006, was primarily due to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2: Condensed Current Value Balance Sheets at September 30, 2006 and June 30, 2006

In millions of U.S. dollars

	September 30, 2006					June 30, 2006
		Reversal of	Current		Current
	Reported	FAS 133	Value		Value	Current Value
	Basis	Effects(a)	Adjustment		Basis	Basis

Due from Banks	$791				$791	$758
Investments	23,548				23,548	25,826
Loans Outstanding	102,527		$1,441		103,968	103,885
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,743)				(2,743)	(2,783)
Swaps Receivable
Investments	9,211				9,211	7,525
Borrowings	70,957	$(1,278)	1,278		70,957	70,036
Other Asset/Liability	828	(87)	87		828	835
Client Operations	93	(2)	2		93	89
Other Assets	6,871		(322	)(b)	6,549	6,694
Total Assets	$212,083	$(1,367)	$2,486		$213,202	$212,865
Borrowings	$91,858	$1,306	$2,458		$95,622	$95,258
Swaps Payable
Investments	9,623				9,623	7,960
Borrowings	64,401	(34)	34		64,401	65,819
Other Asset/Liability	990	(121)	121		990	1,014
Client Operations	84				84	84
Other Liabilities	5,204				5,204	5,140
Total Liabilities	172,160	1,151	2,613		175,924	175,275
Paid-in Capital	11,483				11,483	11,483
Retained Earnings and Other Equity	28,440	(2,518)	(127)		25,795	26,107
Total Equity	39,923	(2,518)	(127)		37,278	37,590
Total Liabilities and Equity	$212,083	$(1,367)	$2,486		$213,202	$212,865

(a).       For the purposes of this document, net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended result from IBRD’s application of FAS 133 as amended.

(b).       Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Three Months Ended:

In millions of U.S. dollars

	September 30, 2006			September 30, 2005
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$1,385		$1,385	$1,141
Income from Investments, net	308	$(13)	295	223
Other Income	56		56	64
Total Income	1,749	(13)	1,736	1,428
Borrowing Expense	1,146		1,146	876
Administrative Expense including contributions to Special Programs	258		258	235
Release of Provision for Losses on Loans and Guarantees	(42)	42
Total Expense	1,362	42	1,404	1,111
Operating Income (Loss)	387	(55)	332	317
Board of Governors-Approved
Transfers	(870)		(870)	(610)
Current Value Adjustment		167	167	(104)
Release of Provision for Losses on Loans and Guarantees—Current Value		42	42	98
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per 133 as amended(a)	712	(712)
Net Income (Loss)	$229	$(558)	$(329)	$(299)

(a).       Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of September 30, 2006					Total Income Statement Effect for the Three Months Ended
	Loans	Borrowings	Other Asset/ Liability	Total	Less Prior Years’ Effects	September 30, 2006	September 30, 2005
Total Current Value Adjustments on Balance Sheet	$1,443	$(1,536)	$(34)	$(127)	$246	$119	$(71)
Unrealized Gains (Losses) on Investments(a)						13	(3)
Currency Translation Adjustment(b)	119	(91)	7			35	(30)
Total Current Value Adjustments						$167	$(104)

(a).       Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).       The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net loss for purposes of current value reporting.

At September 30, 2006, the $1,536 million increase in IBRD’s borrowings balance from the reported basis to the current value basis as shown in Table 4 ($1,076 million—June 30, 2006) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $460 million increase from June 30, 2006, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $30 million increase in net loss on a current value basis, between the three months ended September 30, 2006 and the same period in the previous fiscal year are discussed below.

Board of Governors-approved transfers

Board of Governors-approved tranfers were higher by $260 million over the same period last year due primarily to increased tranfers to the International Development Association(IDA).

Income from Loans

Income from loans increased by $244 million during the first three months of FY 2007, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher lending rates attributable to higher short-term interest rates.

Provision for Losses on Loans and Guarantees

For the first three months of FY 2007, there was a $42 million release of the provision for losses on loans and guarantees in comparison to a release of $98 million during the first three months of FY 2006. The release of provision in each period reflects the combined impact of changes in the quality of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, net of translation adjustments. The effect has been a decrease in income of $56 million between the two periods.

Income from Investments

Income from investments increased by $72 million, due primarily to higher average market short-term interest rates during the first three months of FY 2007, in comparison with the same period of FY 2006 (see Figure 2). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $270 million during the first three months of FY 2007, in comparison with the same period in FY 2006. With nearly two-thirds of the borrowings portfolio based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2007 (see Figure 2) resulted in increased borrowing expenses. This was partially offset by a reduction in the average borrowings portfolio size between the periods.

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio.

The current value adjustments for the three months ended September 30, 2006 was $167 million (negative $104 million for the three months ended September 30, 2005) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $119 million, due to interest rate changes during the three months ended September 30, 2006, was primarily due to the lower U.S. dollar reference yield curve (see Figure 1). The positive $119 million adjustment was due to the increase in the current value mark on the loans portfolio of $562 million, partially offset by the increase in the current value mark on the borrowings portfolio of $460 million. These adjustments have been explained under the Current Value Balance Sheet Section. Conversely, during the same period last year, IBRD’s net loss on a current value basis included a negative adjustment of $71 million primarily reflecting higher U.S. dollar reference market yield curve.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $35 million was primarily due to the appreciation of the euro (1.03%) offset by the depreciation of the Japanese yen (0.88%) against the U.S. dollar during the three months ended September 30, 2006. Table 4 provides a breakdown of this adjustment by the loans and the borrowings portfolios. The loans portfolio contributed $119 million towards this increase. The euro and the Japanese yen accounted for approximately 17% and 4%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at September 30, 2006. The borrowings portfolio accounted for a negative $91 million. The euro and the Japanese yen accounted for approximately 13% and 3%, respectively, of the total borrowings portfolio, and 97% of the total non-U.S. dollar denominated borrowings at September 30, 2006. In comparison, during the same period last year the impact of exchange rate changes on IBRD’s net assets resulted in a negative translation adjustment of $30 million due to the depreciation of the euro (0.7%) and Japanese yen (2.9%) against the U.S. dollar

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at September 30, 2006 than at September 30, 2005. This was due to the decrease in net loans outstanding over the reporting dates under comparison and the allocation of FY 2006 net income to General Reserves which increased equity.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	September 30,	June 30,	September 30,
	2006	2006	2005
Reported Basis

Equity-to-Loans Ratio(a)	33.17%	32.96%	31.65%

Current Value Basis

Equity Used in Equity-to-Loans Ratio(b)	$33,274	$33,093	$32,290
Loans and Guarantees Outstanding, Net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$102,141	$102,021	$103,689
Equity-to-Loans Ratio	32.58%	32.44%	31.14%

(a).       Ratios are presented before applying the effects of FAS 133 as amended.

(b).       The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2007, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2006. Figure 2 illustrates these general trends for the six-month LIBOR U.S dollar rates

Figure 2: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2006, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved Transfers, was $387 million, compared to $412 million for the same period in FY 2006. This decrease of $25 million in operating income is explained by the following key factors:

•                  A $56 million decrease in the release of provision for losses on loans and guarantees. For the first three months of FY 2007, there was a $42 million release of the provision for losses on loans and guarantees in comparison to a release of $98 million during the first three months of FY 2006. The release of provision in each period reflects the combined impact of changes in the quality of the loans portfolio and changes in the volume and distribution of loans and guarantees outstanding.

•                  A $39 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from higher short term interest rates.

•                  A $33 million increase in net other expenses primarily due to higher contributions to special programs.

•                  A $21 million increase in investment income, net of funding costs reflecting higher spreads during the first three months of FY2007 compared to the corresponding period in FY2006.

Table 6: Net Income (Loss) — Reported Basis

In millions of U.S. dollars

	Three Months Ended
	September 30, 2006	September 30, 2005
Loan Interest Income, Net of Funding Costs
Debt Funded	$46	$90
Equity Funded	452	369
Total Loan Interest Income, Net of Funding Costs	498	459
Other Loan Income	7	3
Release of Provision for Losses on Loans and
Guarantees	42	98
Investment Income, Net of Funding Costs	43	22
Net Other Expenses	(203)	(170)
Operating Income	387	412
Board of Governors-Approved Transfers	(870)	(610)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value per FAS 133 as amended	712	(921)
Net Income (Loss)—Reported Basis	$229	$(1,119)

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net variable rate payer on U.S. dollar interest rate swaps and a net fixed rate receiver on the euro and pounds sterling currency swaps. IBRD is effectively short on interest rates in U.S. dollars, euro and pounds sterling. With interest rates declining in U.S. dollars, the euro and pounds sterling during the three months ended September 30, 2006, the result is net unrealized gains of $712 million. In contrast, the effects of applying FAS 133 as amended resulted in net unrealized losses of $921 million for the same period in FY 2006 primarily as a result of rising interest rates in the applicable currencies. It should be noted that at September 30, 2005, prior to the adoption of Statement of Financial Accounting Standards No.155, only embedded derivatives were bifurcated and fair valued under the reported basis, while the host instruments were accounted for on an amortized cost basis.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2006, and transfers from Surplus that have been approved by the Executive Directors and the Board of Governors during FY 2007, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2006	June 30, 2006
	(Unaudited)	(Unaudited)
Assets
Due from banks	$791	$758
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $197 million—September 30, 2006; $nil—June 30, 2006)	22,719	25,672
Securities purchased under resale agreements	829	154
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,749	1,766
Receivable from currency and interest rate swaps
Investments	9,211	7,525
Borrowings	70,957	70,036
Other asset/liability	828	835
Client operations	93	87
Loans outstanding—Note B
Total loans	136,145	137,942
Less undisbursed balance	33,618	34,938
Loans outstanding	102,527	103,004
Less:
Accumulated provision for loan losses	2,259	2,296
Deferred loan income	484	487
Net loans outstanding	99,784	100,221
Other assets	5,122	5,272
Total assets	$212,083	$212,326
Liabilities
Borrowings measured at amortized cost—Note G	$78,496	$95,835
Borrowings measured at fair value—Note G	13,362	—
Securities sold under repurchase agreements and payable for cash collateral received	197	—
Payable for currency and interest rate swaps
Investments	9,623	7,960
Borrowings	64,401	65,819
Other asset/liability	990	1,014
Client operations	84	84
Payable for Board of Governors-approved transfers—Note C	276	276
Other liabilities—Note B	4,731	4,864
Total liabilities	172,160	175,852
Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2006; and June 30, 2006)
Subscribed (1,572,661 shares—September 30, 2006; and June 30, 2006)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	69	52
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	28,199	24,782
Accumulated other comprehensive income—Note E	172	157
Total equity	39,923	36,474

Total liabilities and equity	$212,083	$212,326

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2006	2005

Income
Loans—Note B	$1,385	$1,141
Investments—Trading	308	220
Other—Note D	56	64
Total income	1,749	1,425
Expenses
Borrowings	1,146	876
Administrative—Note F	237	229
Contributions to special programs	21	6
Release of provision for losses on loans and guarantees—Note B	(42)	(98)
Total expenses	1,362	1,013
Net income before Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	387	412
Board of Governors-approved transfers	(870)	(610)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended—Note G	712	(921)
Net income (loss)	$229	$(1,119)

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2006	2005
Net income (loss)	$229	$(1,119)
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	(9)	10
Currency translation adjustments	24	44
Total other comprehensive income	15	54
Comprehensive income (loss)	$244	$(1,065)

CONDENSED STATEMENT OF CHANGE SIN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2006	2005

Retained earnings at beginning of the fiscal year	$24,782	$27,171
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	3,188	—
Net income (loss) for the period	229	(1,119)
Retained earnings at end of the period	$28,199	$26,052

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2006	2005
Cash flows from investing activities
Loans
Disbursements	$(2,675)	$(2,252)
Principal repayments	2,861	2,836
Principal prepayments	422	161
Loan origination fees received	4	3
Net cash provided by investing activities	612	748
Cash flows from financing activities
Medium- and long-term borrowings
New issues	1,312	3,319
Retirements	(6,221)	(4,967)
Net short-term borrowings	1,932	502
Net currency and interest rate swaps—Borrowings	201	112
Net maintenance of value settlements	24	25
Net cash used in financing activities	(2,752)	(1,009)
Cash flows from operating activities
Net income (loss)	229	(1,119)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(712)	921
Depreciation and amortization	253	213
Release of provision for losses on loans and guarantees	(42)	(98)
Changes in
Investments—Trading	2,995	(244)
Other assets and liabilities	(563)	785
Net cash provided by operating activities	2,160	458
Effect of exchange rate changes on unrestricted cash	2	(17)
Net increase in unrestricted cash	22	180
Unrestricted cash at beginning of the fiscal year	65	505
Unrestricted cash at end of the period	$87	$685
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$127	$(249)
Investments—Trading	42	(74)
Borrowings	1,111	(760)
Currency and interest rate swaps—Borrowings	(1,020)	606
Capitalized loan origination fees included in total loans	4	9

The Notes to Financial Statements are an integral part of these Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2006 financial statements and notes included therein.  In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America.  The results of operations for the first three months of the current fiscal year are not necessarily indicative results that may be expected for the full year.  Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation. In addition, the amounts in the prior period’s financial statements have been adjusted to reflect the change in accounting principle for Board of Governors-approved transfers that was made in the fourth quarter of the fiscal year ended June 30, 2006, which has been applied retrospectively.

Accounting and Reporting Developments

On July 1, 2006, IBRD early adopted the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133 and FAS 140.  As permitted by FAS 155, IBRD has applied fair value measurement to qualifying debt instruments in its borrowings portfolio which are hybrid financial instruments.  The impact of the adoption of FAS 155 as well as the related disclosure requirements are discussed further in Note G.

In September 2006, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards No. 157, Fair Value Measurements.  This standard is effective for annual periods beginning on or after November 15, 2007.  IBRD is assessing the impact of this standard on its financial statements.

On September 29, 2006, FASB issued the Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  For IBRD, this standard is applicable to the annual financial statements as of June 30, 2007.  IBRD is assessing the impact of this standard on its financial statements.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD.

The reduction in net income for the  periods ended September 30, 2006 and September 30, 2005 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2006	2005
Interest waivers	$37	$33
Commitment charge waivers	35	31
Front-end fee waivers	1	*
Total	$73	$64

* Indicates amount less than $0.5 million.

Overdue Amounts

At September 30, 2006, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended September 30, 2006, September 30, 2005 and June 30, 2006:

In millions of U.S. dollars

	September 30,
	2006	June 30,
	(Unaudited)	2006
Recorded investment in nonaccrual loans(a)	$1,043	$1,038
Accumulated provision for loan losses on nonaccrual loans	$820	$816
Average recorded investment in nonaccrual loans for the period/fiscal year	$1,044	$2,365
Overdue amounts of nonaccrual loans	$1,041	$1,000
of which:
Principal	$605	$577
Interest and charges	$436	$423

(a).       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2006		2005
Interest income recognized on loans in nonaccrual status at end of period	$	*	$27
Interest income not recognized as a result of loans being in nonaccrual status		$13	$14

 * Indicates amount less than $0.5 million.

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

 In millions of U.S. dollars

	September 30, 2006
	(Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue	Nonaccrual since

Côte d’Ivoire	$449	$258	November 2005
Liberia	150	407	June 1987
Seychelles	1	1	August 2002
Zimbabwe	443	375	October 2000
Total	$1,043	$1,041

During the three months ended September 30, 2006 and September 30, 2005, there were no loans placed into nonaccrual status or restored to accrual status.

On October 6, 2006, Seychelles cleared all overdue payments of loan principal, interest and charges due to IBRD.  Consequently, all loans to, or guaranteed by, Seychelles were restored to accrual status effective October 6, 2006.  As this change in status occurred subsequent to the reporting date, the income effect of this event is not reflected in IBRD’s financial statements for the three months ended September 30, 2006.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2006 and for the fiscal year ended June 30, 2006, are summarized below:

In millions of U.S. dollars

	September 30,
	2006	June 30,
	(Unaudited)	2006
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$2,307	$3,022
Release of provision for losses on loans and guarantees	(42)	(724)
Translation adjustment	5	9
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$2,270	$2,307
Composed of:
Accumulated provision for loan losses	$2,259	$2,296
Accumulated provision for guarantee losses(a)	11	11
Total	$2,270	$2,307

(a).       The accumulated provision for guarantee losses is included in Other Liabilities on the condensed balance sheet.

Guarantees

Guarantees of $980 million were outstanding at September 30, 2006 ($995 million—June 30, 2006). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2015.

At September 30, 2006, liabilities of $21 million ($22 million—June 30, 2006), related to IBRD’s obligations under guarantees  have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $11 million ($11 million—June 30, 2006).

During the three months ended September 30, 2006, and September 30, 2005, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the three months ended September 30, 2006, loans to one country generated in excess of 10 percent of loan income; this amounted to $155 million.  Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2006, and September 30, 2005, is presented in the following table :

In millions of U.S. dollars

	September 30, 2006		September 30, 2005
	(Unaudited)		(Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income

Africa	$1,903	$11	$2,133	$14
East Asia and Pacific	24,932	356	26,401	311
Europe and Central Asia	25,653	326	25,688	260
Latin America and the Caribbean	35,828	507	34,906	406
Middle East and North Africa	6,166	74	6,782	73
South Asia	7,967	110	7,403	76
Other(a)	78	1	103	1
Total	$102,527	$1,385	$103,416	$1,141

(a).       Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense, as well as Board of Governors approved transfers.

(a).       For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”,  as amended.

On August 10, 2006, IBRD’s Executive Directors approved the allocation of $1,036 million of the net income earned in the fiscal year ended June 30, 2006 to the General Reserve and $64 million to the Pension Reserve.

On September 20, 2006,  IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2006: an immediate transfer of $500 million to the International Development Association (IDA), and the retention of $140 million as Surplus.  In addition, the Board of Governors approved the transfer of $300 million to IDA out of the $400 million of net income previously retained as Surplus in FY2004. The transfers to IDA were made as of September 30, 2006.

On September 20, 2006, the Board of Governors approved the transfer of $70 million from Surplus to the Trust Fund for Lebanon. The transfer to the Trust Fund for Lebanon was made as of September 30, 2006.

Retained earnings comprises the following elements at September 30, 2006 and June 30, 2006:

In millions of U.S. dollars

	September 30,
	2006	June 30,
	(Unaudited)	2006

Special Reserve	$293	$293
General Reserve	23,947	22,912
Pension Reserve	1,087	1,023
Surplus	130	360
Cumulative FAS 133 Adjustments(a)	1,643	1,933
Unallocated Net Income (Loss)	1,099	(1,739)
Total	$28,199	$24,782

(a).       The balance at September 30, 2006 includes an adjustment to beginning retained earnings for the cumulative effect of adoption of FAS 155 totaling $3,188 million (See Note G).

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds.  For the three months ended September 30, 2006 and September 30, 2005, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2006	2005
Service fee revenue	$53	$54
Included in these amounts are the following:
Fees charged to IFC	8	11
Fees charged to MIGA	2	2

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income (Loss)  balances for the three months ended September 30, 2006 and September 30, 2005:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Three Months Ended September 30, 2006 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income

Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	24	—	(9)	15
Balance, end of the period	$145	$500	$(473)	$172

In millions of U.S. dollars

	Accumulated Other Comprehensive Loss Three Months Ended September 30, 2005 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Loss

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	44	—	10	54
Balance, end of the period	$(108)	$500	$(450)	$(58)

(a).       Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2006 and September 30, 2005:

In millions of U.S. dollars

	Three Months Ended September 30, 2006 (Unaudited)
	SRP	RSBP		PEBP
Benefit Cost
Service cost	$65	$9		$3
Interest cost	149	20		4
Expected return on plan assets	(206)	(23)		—
Amortization of prior service cost	2	(*	)	*
Amortization of unrecognized net loss	—	4		1
Net periodic pension cost	$10	$10		$8
of which:
IBRD’s Share	$5	$5		$4
IDA’s Share	$5	$5		$4

In millions of U.S. dollars

	Three Months Ended September 30, 2005 (Unaudited)
	SRP	RSBP		PEBP
Benefit Cost
Service cost	$67	$10		$3
Interest cost	114	16		2
Expected return on plan assets	(179)	(20)		—
Amortization of prior service cost	2	(*	)	(*	)
Amortization of unrecognized net loss	10	8		1
Net periodic pension cost	$14	$14		$6
of which:
IBRD’s Share	$6	$6		$3
IDA’s Share	$8	$8		$3

* Indicates amount less than $0.5 million.

At September 30, 2006, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2007 remained unchanged from that disclosed in the June 30, 2006 financial statements: $149 million for the SRP and $67 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

As described in Note A under Accounting and Reporting Developments, on July 1, 2006 IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133.  Upon adoption of this Standard, the difference in the total carrying value of qualifying hybrid debt instruments for which IBRD elected to apply FAS 155, and the fair value of those debt instruments amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis.  This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

Beginning with amounts presented for the reporting period ended September 30, 2006, IBRD has provided separate disclosure for the fair value amounts relating to hybrid debt instruments for which it has elected to apply FAS 155. These are reported as Borrowings measured at fair value on the Condensed Balance Sheet.

The net unrealized gains (losses) on non-trading  derivatives and borrowings measured at fair value, per FAS 133 as amended, for the three months ended September 30, 2006 and September 30, 2005 comprised:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2006	2005
Net unrealized gains (losses) on:
Borrowings measured at fair value	$(825)	$—
Non-trading derivatives	1,537	(921)
Total	$712	$(921)

NOTE H—MANAGEMENT OF EXTERNAL FUNDS AND DERIVATIVES FOR CLIENTS

On September 29, 2006, IBRD entered into an agreement with the International Finance Facility for Immunisation (IFFIm), a non-affiliated organization, to provide treasury management services. IBRD also entered into a master derivatives agreement with IFFIm (which is rated AAA) under which IBRD will be an intermediary for IFFIm to undertake swap transactions with market counterparts.  Subsequent to September 30, 2006, several transactions have been executed between IBRD and IFFIm under this arrangement.  These transactions comply with IBRD’s policies on counterparty credit exposure. The funds under management for IFFIm’s operations will be held separately from and will not be included in the assets of IBRD.

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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2006, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2006 and 2005. These interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2006, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2006 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

November 13, 2006

Member of
Deloitte Touche Tohmatsu

TREREP_ACC_008

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings
 Borrowings (MLT)  July 01, 2006 thru September 30, 2006

DESK: IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0109AUD05.22		0000007505	AUD		90,000,000	67,473,000	13-Jul-2006	14-Jan-2009

BOND/SELL AUD/IBRD/GDIF/0809AUD05.60		0000007541	AUD		1,312,000	1,001,974	09-Aug-2006	10-Aug-2009

BOND/SELL AUD/IBRD/GDIF/0209AUD05.47		0000007535	AUD		70,000,000	53,189,500	10-Aug-2006	10-Feb-2009

BOND/SELL AUD/IBRD/GDIF/0808AUD05.45		0000007552	AUD		25,000,000	19,088,750	18-Aug-2006	18-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0809AUD05.46		0000007546	AUD		124,000,000	94,215,200	29-Aug-2006	26-Aug-2009

BOND/SELL AUD/IBRD/GDIF/0210AUD05.46		0000007551	AUD		13,400,000	10,161,890	30-Aug-2006	26-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0209AUD05.50		0000007559	AUD		17,000,000	12,891,950	30-Aug-2006	26-Feb-2009

BOND/SELL AUD/IBRD/GDIF/0908AUD05.35		0000007556	AUD		90,000,000	68,206,500	12-Sep-2006	11-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0909AUD05.19		0000007572	AUD		20,000,000	15,066,000	14-Sep-2006	14-Sep-2009

BOND/SELL AUD/IBRD/GDIF/0910AUD05.46		0000007569	AUD		109,000,000	82,027,950	28-Sep-2006	28-Sep-2010

BOND/SELL AUD/IBRD/GDIF/0310AUD05.50		0000007586	AUD		9,000,000	6,772,950	28-Sep-2006	25-Mar-2010
Total By Currency						430,095,664

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0726JPYSTR03		0000007510	JPY		700,000,000	6,111,669	06-Jul-2006	06-Jul-2026

BOND/SELL JPY/IBRD/GDIF/0736JPYSTR		0000007517	JPY		500,000,000	4,331,254	10-Jul-2006	10-Jul-2036

BOND/SELL JPY/IBRD/GDIF/0736JPYSTR01		0000007524	JPY		600,000,000	5,137,206	24-Jul-2006	24-Jul-2036

BOND/SELL JPY/IBRD/GDIF/0726JPYSTR04		0000007527	JPY		1,000,000,000	8,571,551	26-Jul-2006	26-Jul-2026

BOND/SELL JPY/IBRD/GDIF/0936JPYSTR		0000007548	JPY		1,000,000,000	8,522,606	05-Sep-2006	05-Sep-2036

BOND/SELL JPY/IBRD/GDIF/0936JPYSTR01		0000007587	JPY		1,000,000,000	8,571,551	27-Sep-2006	25-Sep-2036
Total By Currency						41,245,837

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0708NZD06.04		0000007522	NZD		2,379,000	1,459,041	12-Jul-2006	14-Jul-2008

BOND/SELL NZD/IBRD/GDIF/0708NZD05.76		0000007512	NZD		11,000,000	6,729,250	13-Jul-2006	14-Jul-2008

BOND/SELL NZD/IBRD/GDIF/0908NZD06.19		0000007545	NZD		82,000,000	51,233,600	10-Aug-2006	10-Sep-2008

BOND/SELL NZD/IBRD/GDIF/0209NZD06.00		0000007542	NZD		20,000,000	12,638,000	17-Aug-2006	17-Feb-2009

BOND/SELL NZD/IBRD/GDIF/0909NZD06.06		0000007554	NZD		18,000,000	11,655,000	07-Sep-2006	14-Sep-2009

BOND/SELL NZD/IBRD/GDIF/0309NZD06.26		0000007568	NZD		5,197,000	3,360,380	11-Sep-2006	11-Mar-2009

BOND/SELL NZD/IBRD/GDIF/0309NZD06.00		0000007575	NZD		24,000,000	15,828,000	26-Sep-2006	17-Mar-2009
Total By Currency						102,903,271

Romanian Lei
BOND/SELL RON/IBRD/MLT/0909RON06.50		0000007570	RON		525,000,000	190,590,285	18-Sep-2006	18-Sep-2009
Total By Currency						190,590,285

1 Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0708USD04.26		0000007511	USD		27,000,000	27,000,000	13-Jul-2006	14-Jul-2008

BOND/SELL USD/IBRD/GDIF/0710USD04.80		0000007523	USD		77,000,000	77,000,000	26-Jul-2006	26-Jul-2010

BOND/SELL USD/IBRD/GDIF/0708USD04.714		0000007526	USD		11,200,000	11,200,000	27-Jul-2006	28-Jul-2008

BOND/SELL USD/IBRD/GDIF/0709USD04.73		0000007530	USD		7,000,000	7,000,000	27-Jul-2006	27-Jul-2009

BOND/SELL USD/IBRD/GDIF/0209USD04.44		0000007531	USD		20,000,000	20,000,000	03-Aug-2006	12-Feb-2009

BOND/SELL USD/IBRD/GDIF/0209USD04.32		0000007543	USD		25,000,000	25,000,000	17-Aug-2006	17-Feb-2009

BOND/SELL USD/IBRD/GDIF/0909USD04.32		0000007555	USD		23,000,000	23,000,000	07-Sep-2006	14-Sep-2009

BOND/SELL USD/IBRD/0909USDSTR01		0000007584	USD		50,000,000	50,000,000	18-Sep-2006	18-Sep-2009

BOND/SELL USD/IBRD/GDIF/0921USDSTR01		0000007589	USD		10,000,000	10,000,000	22-Sep-2006	22-Sep-2021

BOND/SELL USD/IBRD/GDIF/0309USD04.02		0000007574	USD		18,000,000	18,000,000	26-Sep-2006	17-Mar-2009

BOND/SELL USD/IBRD/GDIF/0910USD04.46		0000007578	USD		2,000,000	2,000,000	27-Sep-2006	27-Sep-2010

BOND/SELL USD/IBRD/GDIF/0916USDSTR		0000007582	USD		10,000,000	10,000,000	29-Sep-2006	29-Sep-2016
Total By Currency						280,200,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0714ZAR07.32		0000007509	ZAR		55,000,000	7,633,588	10-Jul-2006	10-Jul-2014

BOND/SELL ZAR/IBRD/GDIF/0815ZAR07.44		0000007513	ZAR		78,000,000	10,834,085	18-Jul-2006	10-Aug-2015

BOND/SELL ZAR/IBRD/GDIF/0710ZAR08.25		0000007534	ZAR		450,000,000	63,750,663	24-Jul-2006	26-Jul-2010

BOND/SELL ZAR/IBRD/GDIF/0816ZAR07.68		0000007519	ZAR		55,000,000	7,878,245	27-Jul-2006	10-Aug-2016

BOND/SELL ZAR/IBRD/GDIF/0709ZAR07.62		0000007520	ZAR		50,000,000	7,162,041	27-Jul-2006	10-Jul-2009

BOND/SELL ZAR/IBRD/GDIF/0908ZAR07.02		0000007529	ZAR		60,000,000	8,698,552	31-Jul-2006	10-Sep-2008

BOND/SELL ZAR/IBRD/GDIF/0908ZAR07.02A		0000007533	ZAR		120,000,000	17,233,951	03-Aug-2006	10-Sep-2008

BOND/SELL ZAR/IBRD/GDIF/0811ZAR07.80		0000007532	ZAR		70,000,000	10,301,920	10-Aug-2006	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.86		0000007540	ZAR		95,000,000	13,987,044	15-Aug-2006	10-Sep-2013

BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.80		0000007539	ZAR		50,000,000	7,037,298	24-Aug-2006	10-Aug-2012

BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.86A		0000007549	ZAR		61,000,000	8,585,503	24-Aug-2006	10-Sep-2013

BOND/SELL ZAR/IBRD/GDIF/0811ZAR07.86		0000007547	ZAR		50,000,000	7,008,200	29-Aug-2006	10-Aug-2011

BOND/SELL ZAR/IBRD/GDIF/1014ZAR07.92		0000007560	ZAR		61,000,000	8,430,305	05-Sep-2006	10-Oct-2014

BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.86		0000007558	ZAR		50,000,000	6,969,613	07-Sep-2006	10-Sep-2012

BOND/SELL ZAR/IBRD/GDIF/0915ZAR08.04		0000007564	ZAR		55,000,000	7,438,162	11-Sep-2006	10-Sep-2015

BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.86A		0000007565	ZAR		50,000,000	6,747,502	19-Sep-2006	10-Sep-2012

BOND/SELL ZAR/IBRD/GDIF/1008ZAR07.80		0000007576	ZAR		100,000,000	13,594,345	21-Sep-2006	10-Oct-2008

BOND/SELL ZAR/IBRD/GDIF/1012ZAR07.86		0000007571	ZAR		70,000,000	9,213,861	27-Sep-2006	10-Oct-2012

BOND/SELL ZAR/IBRD/GDIF/1109ZAR08.22		0000007580	ZAR		110,000,000	14,309,129	28-Sep-2006	10-Nov-2009

Total By Currency						236,814,007

Total						1,281,849,064

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/0716USD00.00		0000007525	USD		7,000,000	7,000,000	27-Jul-2006	27-Jul-2016
BOND/SELL USD/IBRD/GDIF/0818USD00.00		0000007553	USD		4,000,000	4,000,000	24-Aug-2006	24-Aug-2018
BOND/SELL USD/IBRD/GDIF/0936USDSTR		0000007581	USD		74,120,875	74,120,875	22-Sep-2006	22-Sep-2036
BOND/SELL USD/IBRD/GDIF/0936USDSTR01		0000007585	USD		200,000,000	200,000,000	25-Sep-2006	25-Sep-2036

Total By Currency						285,120,875

Total						285,120,875

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Maturing Borrowings
GLDDP

Gold
BOND/SELL XAU/IBRD/CB/0706XAU02.19		0000005219	XAU		96,000	59,731,201	27-Jul-2001	27-Jul-2006

Total By Currency						59,731,201

Total						59,731,201

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0706AUD05.40		0000005838	AUD		100,000,000	75,185,000	25-Jul-2002	25-Jul-2006

BOND/SELL AUD/IBRD/GDIF/0906AUD04.00		0000006264	AUD		70,000,000	52,587,500	27-Mar-2003	27-Sep-2006

BOND/SELL AUD/IBRD/GDIF/0806AUD04.18		0000006492	AUD		40,000,000	30,392,000	07-Aug-2003	08-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0806AUD04.12		0000006493	AUD		85,000,000	65,186,500	21-Aug-2003	21-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0806AUD04.56		0000006524	AUD		265,000,000	202,181,750	28-Aug-2003	24-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0906AUD04.26		0000006527	AUD		40,000,000	30,510,000	11-Sep-2003	11-Sep-2006

BOND/SELL AUD/IBRD/GDIF/0906AUD04.26A		0000006564	AUD		16,000,000	12,087,200	25-Sep-2003	25-Sep-2006

BOND/SELL AUD/IBRD/GDIF/0806AUD04.62		0000006809	AUD		325,000,000	247,406,250	17-Aug-2004	17-Aug-2006

BOND/SELL AUD/IBRD/GDIF/0810AUD04.52		0000007193	AUD		7,000,000	5,358,500	25-Aug-2005	25-Aug-2006

Total By Currency						720,894,700

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0706EUR03.86		0000005840	EUR		25,000,000	31,698,750	25-Jul-2002	25-Jul-2006

BOND/SELL EUR/IBRD/GDIF/0806EUR03.35		0000005893	EUR		10,000,000	12,815,500	28-Aug-2002	25-Aug-2006

BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		1,200,000	1,520,460	01-Aug-2005	01-Aug-2006

BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		480,000	611,640	23-Mar-2006	25-Sep-2006

Total By Currency						46,646,350

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/0706GBP04.09		0000006784	GBP		130,000,000	239,076,500	15-Jul-2004	17-Jul-2006

Total By Currency						239,076,500

Hungarian Forint

BOND/SELL HUF/IBRD/GDIF/0906HUF08.75		0000006836	HUF		13,000,000,000	60,245,151	22-Sep-2004	22-Sep-2006

Total By Currency						60,245,151

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0706NZD04.36		0000006449	NZD		20,000,000	12,432,000	24-Jul-2003	24-Jul-2006

BOND/SELL NZD/IBRD/GDIF/0906NZD05.21		0000006566	NZD		344,000,000	226,833,600	25-Sep-2003	25-Sep-2006

Total By Currency						239,265,600

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar

BOND/SELL USD/IBRD/COLTS/0706USD04.75		0000000552	USD	USD0301COL01	3,000,000	3,000,000	05-May-1988	03-Jul-2006

BOND/SELL USD/IBRD/MLT/0806USD06.63		0000000538	USD	USD0268MLT01	1,000,000,000	1,000,000,000	21-Aug-1996	21-Aug-2006

BOND/SELL USD/IBRD/GDIF/0706USD05.05		0000005193	USD		17,000,000	17,000,000	26-Jul-2001	26-Jul-2006

BOND/SELL USD/IBRD/GDIF/0906USD04.50		0000005272	USD		25,000,000	25,000,000	27-Sep-2001	28-Sep-2006

BOND/SELL USD/IBRD/GDIF/0906USD04.37		0000005297	USD		3,000,000,000	3,000,000,000	28-Sep-2001	28-Sep-2006

BOND/SELL USD/IBRD/GDIF/0706USD03.47		0000005837	USD		85,000,000	85,000,000	25-Jul-2002	25-Jul-2006

BOND/SELL USD/IBRD/GDIF/0706USD03.40		0000005835	USD		10,000,000	10,000,000	30-Jul-2002	27-Jul-2006

BOND/SELL USD/IBRD/GDIF/0906USD02.65		0000005945	USD		105,000,000	105,000,000	18-Sep-2002	18-Sep-2006

BOND/SELL USD/IBRD/GDIF/0706USDSTR03		0000006463	USD		50,000,000	50,000,000	28-Jul-2003	28-Jul-2006

BOND/SELL USD/IBRD/GDIF/0806USDSTR01		0000006513	USD		50,000,000	50,000,000	15-Aug-2003	15-Aug-2006

Total By Currency						4,345,000,000

Total						5,651,128,301

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/MLT/0806USD00.00		0000000478	USD	USD0189MLT22	18,000,000	18,000,000	06-Mar-1985	15-Aug-2006

BOND/SELL USD/IBRD/COLTS/0706USD00.00		0000000791	USD	USD1449COL01	30,525,000	30,525,000	27-Jul-1990	27-Jul-2006

BOND/SELL USD/IBRD/GDIF/0806USDSTR		0000003902	USD		40,000,000	40,000,000	09-Aug-1999	09-Aug-2006

Total By Currency						88,525,000

Total						88,525,000

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Early Retirement

GLDDP

Gold

BOND/BUY XAU/IBRD/GDIF/0308XAU0.97		0000007537	XAU	BUYBACK	152,000	95,782,803	01-Aug-2006	25-Mar-2008

BOND/BUY XAU/IBRD/GDIF/0209XAU00.92		0000007538	XAU	BUYBACK	64,356	40,553,935	01-Aug-2006	17-Feb-2009

Total By Currency						136,336,738

Total						136,336,738

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00		0000007518	AUD		100,000,000	74,205,000	10-Jul-2006	20-Nov-2012

Total By Currency						74,205,000

Euro Currency

BOND/BUY EUR/IBRD/GDIF/0215EUR01.00		0000007544	EUR	BUYBACK	50,000,000	63,867,500	15-Aug-2006	12-Feb-2015

Total By Currency						63,867,500

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0732JPYSTR		0000007514	JPY		1,000,000,000	8,662,509	10-Jul-2006	08-Jul-2032

BOND/BUY JPY/IBRD/GDIF/0733JPYSTR03		0000007528	JPY		1,000,000,000	8,562,010	24-Jul-2006	22-Jul-2033

BOND/BUY JPY/IBRD/GDIF/0733JPYSTR		0000007516	JPY		1,000,000,000	8,613,264	25-Jul-2006	25-Jul-2033

BOND/BUY JPY/IBRD/GDIF/0733JPYSTR07		0000007521	JPY		1,000,000,000	8,655,011	31-Jul-2006	29-Jul-2033

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR		0000007536	JPY		6,000,000,000	51,871,704	01-Aug-2006	01-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0833JPYSTR03		0000007557	JPY		1,400,000,000	11,944,883	29-Aug-2006	26-Aug-2033

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR09		0000007550	JPY		1,000,000,000	8,551,760	30-Aug-2006	30-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR01		0000007563	JPY		1,850,000,000	15,936,598	06-Sep-2006	06-Sep-2035

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR11		0000007561	JPY		1,000,000,000	8,507,018	19-Sep-2006	16-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR05		0000007562	JPY		1,000,000,000	8,507,018	19-Sep-2006	16-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0923JPYSTR		0000007566	JPY		1,800,000,000	15,408,980	25-Sep-2006	25-Sep-2023

BOND/BUY JPY/IBRD/GDIF/0920JPYSTR07		0000007573	JPY		2,000,000,000	17,193,209	26-Sep-2006	26-Sep-2020

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR06		0000007577	JPY		1,000,000,000	8,571,551	27-Sep-2006	29-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0335JPYSTR09		0000007583	JPY		1,000,000,000	8,571,551	27-Sep-2006	27-Mar-2035

Total By Currency						189,557,066

Total						327,629,566

6